Exhibit 99.7

NEO Exchange: NETZ

OTCQB: OFSTF | FSE: M2Q

NEWS RELEASE

CARBON STREAMING TO RELEASE Q2 FINANCIAL RESULTS ON FEBRUARY 14th

TORONTO, ON, February 1, 2022, Carbon Streaming Corporation (NEO: NETZ) (OTCQB: OFSTF) (FSE: M2Q) (“Carbon Streaming” or the “Company”) will release its interim financial results for the quarter ended December 31, 2021, before markets open on Monday February 14, 2022.

A conference call for investors and analysts providing an overview of the Company’s interim financial results will be held on Tuesday February 15, 2022, starting at 11:00 a.m. (EST).

Date: Tuesday February 15, 2022

Time: 11:00 a.m. (EST)

Registration Link: http://www.directeventreg.com/registration/event/5636805

Upon registering, participants will be provided detailed call-in instructions. A reminder will also be sent to registered participants via email. Following the conference call, an audio replay of the call will be available on the Company website until 11:59 p.m. (EST) March 1, 2022.

About Carbon Streaming

Carbon Streaming is a unique ESG principled company offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com